UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                              MPOWER HOLDING CORP.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    62473L309
                                 (CUSIP Number)

                                December 31, 2002
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|X|  Rule 13d-1(b)
|_|  Rule 13d-1(c)
|_|  Rule 13d-1(d)

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1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     UBS AG
     98-0186363
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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a)  |_|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


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4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Switzerland
--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           4,875,184
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          -0-
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         4,875,184
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            -0-
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,875,184
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          |_|
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11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     7.5%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     BK
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a).  Name of Issuer:

            MPOWER HOLDING CORP.

Item 1(b).  Address of Issuer's Principal Executive Offices:

            175 Sully's Trail
            Suite 300
            Pittsford, NY 14534

Item 2(a)   Name of Person Filing:

            UBS AG ("UBSAG").

Item 2(b)   Address of Principal Business Office:

            Bahnhofstrasse 45
            8021, Zurich, Switzerland

Item 2(c)   Citizenship: Switzerland

Item 2(d)   Title of Class of Securities:

            Common Stock

Item 2(e)   CUSIP Number: 87162Q10


Item 3.     Type of Person Filing:

            UBS AG is classified as a Bank as defined in section 3(a)(6) of the Act pursuant to no action relief granted by the staff of the Securities and Exchange Commission.

Item 4 (a)-(c)(iv).  Ownership:

Items 5-11 of the cover page are incorporated by reference.

Item 5.     Ownership of Five Percent or Less of a Class:

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |_|.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person:

            Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

            Identification: UBS Warburg LLC Classification: BD

Item 8      Identification and Classification of Members of the Group:

            Not applicable

Item 9      Notice of Dissolution of Group:

            Not Applicable

Item 10     Certification:

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2003

UBS AG


By:   /s/ Robert C. Dinerstein            By: /s/ Robert B. Mills
      Robert C. Dinerstein                    Robert B. Mills
      Managing Director                       Managing Director